SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 23, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

     This Report contains a copy of the following:

(1)	The Press Release issued on May 23, 2008.

Amsterdam, 23 May 2008
ING completes share buyback programme
ING Group announced today that it has completed the share buyback programme started on 4 June 2007. Under the programme ING has repurchased 183,158,017 (depositary receipts for) ordinary shares in the market for a total consideration of EUR 4,903,355,838.50. That brings the average purchase price for the total programme to EUR 26.77.
As of today ING holds approximately 9.9% of ING Group capital on its own books — very close to the legal limit of 10%. A small free margin needs to be maintained to accommodate rebalancing of the delta hedge portfolio which is used to hedge employee options. At the last General Meeting of Shareholders in April ING has obtained approval to cancel the repurchased shares, but this will not become effective until the end of June. ING has therefore decided that the buyback programme is completed.
John Hele, CFO of ING said: “The successful share buyback illustrates ING’s disciplined approach to capital management. ING will continue to use its strong capital base to create value for our shareholders”.
Detailed information on the buyback programme such as the daily number of repurchased shares, the total consideration and the average share price can be obtained on the ING website at www.ing.com/investorrelations.
Press enquiries
 Raymond Vermeulen
 ING Group
 +31 20 541 5682
 Raymond.vermeulen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ING Groep N.V.
(Registrant)

By:	/s/H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 23, 2008